UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

SCHEDULE 13E-3

(Rule 13e-101)

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

CORVUS GOLD INC.

(Name of Issuer)

CORVUS GOLD INC.

ANGLOGOLD ASHANTI LIMITED

ANGLOGOLD ASHANTI (U.S.A.) EXPLORATION INC.

1323606 B.C. UNLIMITED LIABILITY COMPANY

ANGLOGOLD ASHANTI HOLDINGS PLC

(Names of Persons Filing Statement)

Common Shares, No Par Value

(Title of Class of Securities

221013105
(CUSIP Number of Class of Securities)

Jeffrey A. Pontius Corvus Gold Inc. 1750, 700 West Pender Street Vancouver, BC Canada V6C 1G8 Telephone: (604) 638-3246

Kandimathie Christine Ramon

AngloGold Ashanti Limited

AngloGold Ashanti (U.S.A.) Exploration Inc.
1323606 B.C. Unlimited Liability Company

AngloGold Ashanti Holdings plc

112 Oxford Road

Houghton Estate

Johannesburg, 2198

South Africa

+27 (0)11 637-6019

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Jason Brenkert, Esq. Dorsey & Whitney LLP 1400 Wewatta Street Suite 400 Denver, Colorado, United States 80202-5549 Telephone: (303) 352-1133	George A. Stephanakis, Esq. Cravath, Swaine & Moore LLP CityPoint One Ropemaker Street London EC2Y 9HR United Kingdom Telephone: +44 (0)20 7453 1000

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
US$355,702,039.82	US$32,973.58

In accordance with Exchange Act Rule 0-11(c), the filing fee of US$32,973.98 was determined by multiplying .0001091 by the aggregate Arrangement Consideration of US$355,702,039.82. The aggregate value of the transaction is C$443,987,286.10 converted into United States dollars. Canadian dollars were converted into United States dollars using the average daily exchange rate as reported by the Bank of Canada on October 8, 2021 of US$1.00=C$1.2482. The aggregate Arrangement Consideration was calculated as of October 11, 2021 based on the sum (a) 102,228,521 common shares issued and outstanding excluding shares held by AngloGold Ashanti Limited and all of its subsidiaries multiplied by C$4.10, (b) 12,005,000 common shares underlying outstanding vested and unvested options held by officers, directors, consultants, and employees of Corvus (the “cashed-out options”) multiplied by C$2.07 (which is the difference between C$4.10 cash payment per share less the applicable exercise price, and C$2.03, the weighted average per share exercise price of such options).

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
	Amount Previously Paid: US$32,973.58	Filing Party: Corvus Gold Corp.
	Form or Registration No.: Schedule 14A	Date Filed: October 13, 2021

INTRODUCTION

This Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Corvus Gold Inc. (“Corvus” or the “Company”), a British Columbia, Canada corporation and the issuer of the common shares, no par value (the “Common Shares”), that are subject to the Rule 13e-3 transaction, (ii) AngloGold Ashanti Limited (“AGA”), a South African company, (iii) AGA (U.S.A.) Exploration Inc. (“AGA (U.S.A.) Exploration”), a Delaware corporation, (iv) 1323606 B.C. Unlimited Liability Company (the “Purchaser”), a British Columbia, Canada company, and (v) AngloGold Ashanti Holdings plc (the “Guarantor”), an Isle of Man company. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.” In this Transaction Statement, AGA, AGA (U.S.A.) Exploration, the Purchaser and the Guarantor are referred to collectively as the “AGA Group.” The Purchaser is an indirect wholly owned subsidiary of AGA and the Guarantor is a direct wholly owned subsidiary of AGA. AGA (U.S.A.) Exploration is an indirectly wholly owned subsidiary of AGA and holds 19.5% of the issued and outstanding Common Shares.

This Transaction Statement relates to the Arrangement Agreement, dated September 13, 2021 (as it may be amended from time to time, the “Arrangement Agreement,” and the transactions contemplated thereby, the “Arrangement”) among Corvus, the Purchaser, and the Guarantor. Pursuant to the Arrangement, the Purchaser will, among other things, acquire the remaining 80.5% of the outstanding Common Shares, not already owned by the AGA Group.

The special committee (the “Special Committee”) of the board of directors of Corvus (the “Corvus Board”) consisting solely of independent directors of Corvus, carefully reviewed, evaluated and supervised negotiations of the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement, including the Arrangement. The Special Committee evaluated the Arrangement and other alternatives available to Corvus, in consultation with the Corvus management and its own independent legal and financial advisors. After considering various factors, the Special Committee: (i) unanimously determined that the Arrangement Agreement and the transactions contemplated thereby, including the Arrangement, are fair to the holders of Common Shares (the “Shareholders”) (other than the Guarantor or its affiliates), (ii) unanimously determined that the Arrangement is in the best interests of the Company and (iii) unanimously recommended that the Corvus Board approve the Arrangement Agreement and that the Shareholders and holders of options to purchase Common Shares of Corvus (“Optionholders”, together with the Shareholders, the “Securityholders”) vote in favor of the special resolution approving the Arrangement at the special meeting (the “Arrangement Resolution”).

Having received the unanimous recommendation of the Special Committee, the Corvus Board evaluated the Arrangement, in consultation with the Company’s management and legal and financial advisors. After considering various factors, the Corvus Board: (i) unanimously determined that the Arrangement Agreement and the transactions contemplated thereby, including the Arrangement, are fair to the Shareholders (other than the Guarantor or its affiliates), (ii) unanimously determined that the Arrangement is in the best interests of the Company and (iii) unanimously recommended that the Securityholders vote in favor of the Arrangement Resolution.

Concurrently with the filing of this Transaction Statement, Corvus is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to the definitive version of which the Corvus Board will solicit proxies from Securityholders in connection with the Arrangement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Arrangement Agreement is attached to the Proxy Statement as Appendix A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning Corvus contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

Item 2. Subject Company Information.

(a)           Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Corvus Gold Inc.

1750, 700 West Pender Street

Vancouver, BC

Canada

V6C 1G8

(604) 638-3246

(b)           Securities. The subject class of equity securities is common shares, no par value, of the Company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – The Special Meeting – Record Date and Voting Information”

“The Special Meeting – Voting Shares, Voting Options and Voting Rights”

“Important Information About Corvus – Security Ownership”

(c)           Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information About Corvus – Trading in Securities to be Acquired”

(d)           Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Arrangement – Regulatory Matters – Canadian Securities Law Matters – Multilateral Instrument 61-101 – Other Information for MI 61-101”

“Important Information About Corvus – Dividend Policy”

(e)           Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information About Corvus – Prior Public Offerings”

(f)            Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Background of the Arrangement”

“Important Information About Corvus – Previous Purchases and Sales”

Item 3. Identity and Background of Filing Person.

(a)-(c)     Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Corvus Gold Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Information About the Parties to the Arrangement Agreement”

“The Arrangement – Parties to the Arrangement”

“Important Information About Corvus – General Corporate Information”

“Important Information About AGA – General Corporate Information”

Item 4. Terms of the Transaction.

(a)(1)      Tender Offers. Not applicable.

(a)(2)      Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – The Arrangement”

“Summary Term Sheet – Consideration”

“Summary Term Sheet – Treatment of Stock Options”

“Summary Term Sheet – Purposes of the Arrangement”

“Summary Term Sheet – Required Vote; Effect of Abstentions and Broker Non-Votes”

“Summary Term Sheet – Certain Effects of the Arrangement”

“Summary Term Sheet – Certain U.S. Federal Income Tax Considerations of the Arrangement”

“Summary Term Sheet – Material Canadian Federal Income Tax Considerations of the Arrangement”

“Questions and Answers about the Special Meeting and the Arrangement”

“Special Factors – Background of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

“Special Factors – Position of the AGA Group as to Fairness of the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

“Special Factors – Interests of Corvus Directors and Executive Officers in the Arrangement”

“The Special Meeting – Voting Information”

“The Arrangement – Certain U.S. Federal Income Tax Considerations of the Arrangement”

“The Arrangement – Material Canadian Federal Income Tax Considerations of the Arrangement”

“The Arrangement Agreement – Conditions Precedent to the Arrangement”

“The Arrangement – Anticipated Accounting Treatment of the Arrangement”

“Agreements Involving Corvus Shares – Voting Agreements”

(b)           Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference

“Summary Term Sheet – Treatment of Stock Options”

“Summary Term Sheet – Certain Effects of the Arrangement”

“Summary Term Sheet – Interests of Corvus Directors and Executive Officers in the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

“Special Factors – Interests of Corvus Directors and Executive Officers in the Arrangement”

(c)           Different Terms. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference

“Summary Term Sheet – The Arrangement”

“Summary Term Sheet – Consideration”

“Summary Term Sheet – Treatment of Stock Options”

“Summary Term Sheet - Interests of the Corvus Directors and Executive Officers”

“Summary Term Sheet – Certain Effects of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

“Special Factors – Position of the AGA Group as to Fairness of the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

“Special Factors – Interests of Corvus Directors and Executive Officers in the Arrangement”

“Advisory Vote Regarding Golden Parachute Proposal – Golden Parachute Compensation”

(d)           Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference

“Summary Term Sheet – Dissent Rights”

“Questions and Answers about the Special Meeting and the Arrangement”

“Dissent Rights”

(e)           Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f)            Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)(1)-(2)     Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Information About the Parties to the Arrangement Agreement”

“Summary Term Sheet – Interests of the Corvus Directors and Executive Officers”

“Summary Term Sheet – Voting Agreements”

“Special Factors – Background of the Arrangement”

“Special Factors – Interests of Corvus Directors and Executive Officers in the Arrangement”

“Agreements Involving Corvus Shares”

“Important Information About Corvus –Previous Purchases and Sales”

(b)-(c)     Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

“Special Factors – Position of the AGA Group as to Fairness of the Arrangement”

“Special Factors – Interests of Corvus Directors and Executive Officers in the Arrangement”

“The Arrangement Agreement”

“Agreements Involving Corvus Shares”

Appendix B: Arrangement Agreement

Appendix I: Form of Voting Agreement

(e)            Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Interests of Corvus Directors and Executive Officers”

“Summary Term Sheet – Voting Agreements”

“Special Factors – Certain Effects of the Arrangement”

“Special Factors – Interests of Corvus Directors and Executive Officers in the Arrangement”

“The Special Meeting – Voting Information”

“The Arrangement Agreement - Covenants”

“Agreements Involving Corvus Shares”

“Important Information About Corvus – Previous Purchases and Sales”

Appendix C: Plan of Arrangement

Appendix I: Form of Voting Agreement

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)            Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Purposes of the Arrangement”

“Summary Term Sheet – Certain Effects of the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Purposes of the Arrangement”

“Summary Term Sheet – Certain Effects of the Arrangement”

“Special Factors – Introduction”

“Special Factors – Background of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

“Special Factors—Certain Effects of the Arrangement”

“Special Factors – Interests of Corvus Directors and Executive Officers in the Arrangement”

“The Arrangement – Financing”

“Agreements Involving Corvus Shares”

“Important Information About Corvus – Dividend Policy”

“Important Information About Corvus – Previous Purchases and Sales”

“Delisting and Deregistration of Corvus Shares”

Appendix C: Plan of Arrangement

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)           Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Summary Term Sheet – Purposes of the Arrangement”

“Summary Term Sheet – Delisting and Deregistration of the Corvus Shares”

“Summary Term Sheet – Certain Effects of the Arrangement”

“Special Factors – Introduction”

“Special Factors – Background of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

“Special Factors – Certain Effects of the Arrangement”

“Delisting and Deregistration of Corvus Shares”

(b)           Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Introduction”

“Special Factors – Background of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

(c)           Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Purposes of the Arrangement”

“Summary Term Sheet – Recommendation of the Special Committee and Corvus Board”

“Summary Term Sheet – Certain Effects of the Arrangement”

“Special Factors – Introduction”

“Special Factors – Background of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

“Special Factors – Certain Effects of the Arrangement”

(d)           Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Purposes of the Arrangement”

“Summary Term Sheet – Delisting and Deregistration of the Corvus Shares”

“Summary Term Sheet – Certain Effects of the Arrangement”

“Special Factors – Background of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

“Special Factors—Position of the AGA Group as to Fairness of the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

“Special Factors – Interests of Corvus Directors and Executive Officers in the Arrangement”

“The Arrangement – Certain U.S. Federal Income Tax Considerations of the Arrangement”

“The Arrangement – Material Canadian Federal Income Tax Considerations of the Arrangement”

“Introduction – Notices to Shareholders in Canada”

“The Arrangement – Anticipated Accounting Treatment of the Arrangement”

“Agreements Involving Corvus Shares”

“Dissent Rights”

“Advisory Vote Regarding Golden Parachute Proposal”

Appendix C: Plan of Arrangement

Item 8. Fairness of the Transaction.

(a)-(b)     Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Recommendation of the Special Committee and Corvus Board”

“Summary Term Sheet – Formal Valuation and Opinion of Financial Advisor to the Special Committee (Fort Capital Partners)

“Summary Term Sheet – Opinion of Financial Advisor to Corvus (BMO Capital Markets)

“Special Factors – Background of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

“Special Factors – Fort Capital Valuation and Opinion”

“Special Factors – Opinion of Financial Advisor to Corvus”

“Special Factors – Interests of Corvus Directors and Executive Officers in the Arrangement”

“Special Factors – Position of the AGA Group as to Fairness of the Arrangement”

“Important Information About Corvus – General Corporate Information”

“Important Information About Corvus – Additional Financial and Business Information”

“Important Information About Corvus – Book Value Per Share”

“Important Information About Corvus – Trading in Securities to be Acquired”

“Important Information About Corvus – Previous Purchases and Sales”

“Important Information About Corvus – Previous Distributions”

Appendix G: Fort Capital Valuation and Opinion

Appendix H: Opinion of BMO Nesbitt Burns Inc.

(c)           Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – The Special Meeting”

“Questions and Answers about the Special Meeting and the Arrangement”

“The Special Meeting – Voting Information”

“The Special Meeting – Voting Shares, Voting Options and Voting Rights”

“The Arrangement Agreement – Conditions Precedent to the Arrangement”

(d)           Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Recommendation of the Special Committee and Corvus Board”

“Special Factors – Background of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

(e)           Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Recommendation of the Special Committee and Corvus Board”

“Special Factors – Background of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

“Approval of Directors”

(f)            Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Background of the Arrangement”

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c)     Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Recommendation of the Special Committee and Corvus Board”

“Summary Term Sheet – Formal Valuation and Opinion of Financial Advisor to the Special Committee (Fort Capital Partners)

“Summary Term Sheet – Opinion of Financial Advisor to Corvus (BMO Capital Markets)

“Special Factors – Background of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

“Special Factors – Fort Capital Valuation and Opinion”

“Special Factors – Opinion of Financial Advisor to Corvus”

“Where You Can Find More Information”

Appendix G: Fort Capital Valuation and Opinion

Appendix H: Opinion of BMO Nesbitt Burns Inc.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)-(b)     Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Arrangement – Financing”

(c)           Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Arrangement – Financing”

“The Arrangement – Fees and Expenses”

(d)           Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a)           Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet – Information About the Parties to the Arrangement Agreement”

“Summary Term Sheet – Interests of the Corvus Directors and Executive Officers”

“Summary Term Sheet – Voting Agreements”

“The Arrangement – Regulatory Matters”

“Important Information About Corvus – Security Ownership”

(b)           Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information About Corvus – Previous Purchases and Sales”

Item 12. The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Recommendation of the Special Committee and Corvus Board”

“Summary Term Sheet – Voting Agreements”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

“Special Factors – Position of the AGA Group as to Fairness of the Arrangement”

“Special Factors – Interests of Corvus Directors and Executive Officers in the Arrangement”

“Agreements Involving Corvus Shares – Voting Agreement”

(e)           Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Recommendation of the Special Committee and Corvus Board”

“Special Factors – Background of the Arrangement”

“Special Factors – The Special Committee; Reasons for the Arrangement”

“Special Factors – Corvus Board”

“Special Factors – Position of the AGA Group as to Fairness of the Arrangement”

Item 13. Financial Information.

(a)           Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information About Corvus – Selected Financial Information”

“Important Information About Corvus – Additional Financial and Business Information”

“Important Information About Corvus – Book Value Per Share”

“Where You Can Find More Information”

(b)           Pro Forma Information. Not applicable.

(c)            Summary Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information About Corvus – Selected Financial Information”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b)     Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – The Special Meeting”

“Questions and Answers about the Special Meeting and the Arrangement”

“The Arrangement – Fees and Expenses”

“The Special Meeting – Expenses and Solicitations”

Item 15. Additional Information.

(b)           Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Interests of Corvus Directors and Executive Officers”

“Special Factors – Interests of Corvus Directors and Executive Officers in the Arrangement”

“Advisory Vote Regarding Golden Parachute Proposal”

(c)           Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Exhibit Number	Description
(a)(1)	Proxy Statement of Corvus Gold Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on October 14, 2021 and incorporated herein by reference (the “Proxy Statement”)).
(a)(2)	Form of Proxy Card (incorporated herein by reference to Appendix A to the Proxy Statement).
(a)(3)	Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Shareholders and Information Circular (incorporated herein by reference to the Proxy Statement).
(a)(5)	Press Release dated September 13, 2021 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed September 13, 2021 and incorporated herein by reference).
(c)(1)	Presentation of Fort Capital Partners to the Special Committee regarding its formal valuation regarding the estimated fair market value of Corvus and its financial analysis of the consideration under the Arrangement, dated September 12, 2021.
(c)(2)	Opinion of Fort Capital Partners dated September 12, 2021 (incorporated by reference to Appendix G of the Proxy Statement).
(c)(3)	Initial AGA Proposal Perspectives, dated July 20, 2021, of BMO Nesbitt Burns Inc. to the Corvus Board.
(c)(4)	Revised Proposal Perspectives, dated July 28, 2021, of BMO Nesbitt Burns Inc. to the Corvus Board.
(c)(5)	Presentation, dated September 12, 2021, of BMO Nesbitt Burns Inc. to the Corvus Board.
(c)(6)	Opinion of BMO Nesbitt Burns Inc., dated September 12, 2021, to the Corvus Board (incorporated by reference to Appendix H of the Proxy Statement).
(d)(1)	Arrangement Agreement dated September 13, 2021 (incorporated herein by reference to Appendix B of the Proxy Statement).
(d)(2)	Plan of Arrangement (incorporated herein by reference to Appendix C of the Proxy Statement).
(d)(3)	Form of Voting Agreement (incorporated herein by reference to Appendix I of the Proxy Statement).
(d)(4)	Arrangement Resolutions (incorporated herein by reference to Appendix F of the Proxy Statement.
(f)	Division 2 of Part 8 of the Business Corporation Act (British Columbia) (incorporated by reference to Appendix K of the Proxy Statement).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2021

CORVUS GOLD INC.

By:	/s/ Jeffrey A. Pontius
Name:	Jeffrey A. Pontius
Title:	Chief Executive Officer

ANGLOGOLD ASHANTI LIMITED

By:	/s/ Kandimathie Christine Ramon
Name:	Kandimathie Christine Ramon
Title:	Chief Financial Officer

ANGLOGOLD ASHANTI (U.S.A.) EXPLORATION INC.

By:	/s/ Timothy Thompson
Name:	Timothy Thompson
Title:	President

1323606 B.C. UNLIMITED LIABILITY COMPANY

By:	/s/ Timothy Thompson
Name:	Timothy Thompson
Title:	President

ANGLOGOLD ASHANTI HOLDINGS PLC

By:	/s/ Robert Hayes
Name:	Robert Hayes
Title:	Director

Exhibit Index

Exhibit Number	Description
(a)(1)	Proxy Statement of Corvus Gold Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on October 14, 2021 and incorporated herein by reference (the “Proxy Statement”)).
(a)(2)	Form of Proxy Card (incorporated herein by reference to Appendix A to the Proxy Statement).
(a)(3)	Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Shareholders and Information Circular (incorporated herein by reference to the Proxy Statement).
(a)(5)	Press Release dated September 13, 2021 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed September 13, 2021 and incorporated herein by reference).
(c)(1)	Presentation of Fort Capital Partners to the Special Committee regarding its formal valuation regarding the estimated fair market value of Corvus and its financial analysis of the consideration under the Arrangement, dated September 12, 2021.
(c)(2)	Opinion of Fort Capital Partners dated September 12, 2021 (incorporated by reference to Appendix G of the Proxy Statement).
(c)(3)	Initial AGA Proposal Perspectives, dated July 20, 2021, of BMO Nesbitt Burns Inc. to the Corvus Board.
(c)(4)	Revised Proposal Perspectives, dated July 28, 2021, of BMO Nesbitt Burns Inc. to the Corvus Board.
(c)(5)	Presentation, dated September 12, 2021, of BMO Nesbitt Burns Inc. to the Corvus Board.
(c)(6)	Opinion of BMO Nesbitt Burns Inc., dated September 12, 2021, to the Corvus Board (incorporated by reference to Appendix H of the Proxy Statement).
(d)(1)	Arrangement Agreement dated September 13, 2021 (incorporated herein by reference to Appendix B of the Proxy Statement).
(d)(2)	Plan of Arrangement (incorporated herein by reference to Appendix C of the Proxy Statement).
(d)(3)	Form of Voting Agreement (incorporated herein by reference to Appendix I of the Proxy Statement).
(d)(4)	Arrangement Resolutions (incorporated herein by reference to Appendix F of the Proxy Statement.
(f)	Division 2 of Part 8 of the Business Corporation Act (British Columbia) (incorporated by reference to Appendix K of the Proxy Statement).